April 17, 2008

VIA EDGAR

Office of Insurance Products

Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re: VALIC Separate Account A ("Registrant")

Single Premium Immediate Variable Deferred Annuity

The Variable Annuity Life Insurance Company ("Depositor")

Form N-4 under the Securities Act of 1933, as amended (the "1933 Act") and the Investment Company Act of 1940 ("1940 Act")

File Nos.: 333-124756 and 811-03240

EDGAR Submission Type RW

Withdrawal of Registration Statement Pursuant to Rule 477 of the 1933 Act

Ladies and Gentlemen:

Pursuant to Rule 477 of the 1933 Act, the Registrant, a separate account of The Variable Annuity Life Insurance Company, hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Initial Form N-4 (File nos. 333-124756 and 811-03240), filed with the Commission on May 10, 2005, accession number 0000354912-05-000040, along with any amendments or exhibits filed thereto (the "Registration Statement"). See below a complete listing of all filings:

Date Type of Filing Accession Number

05/10/05 N-4 0000354912-05-000040

03/13/06 N-4/A 0000354912-06-000024

09/22/06 N-4/A 0000354912-06-000035

04/16/08 RW 0000354912-08-000019

The Single Premium Immediate Variable Deferred Annuity (the "Product"), was never declared effective. The Registrant determined not to proceed with the registration and sale of the securities covered by the Registration Statement. No securities were sold in connection with the Product.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement as soon as possible.

Please contact me at 713-831-3164 if you have any questions or need more information.

Sincerely,

/s/ KATHERINE STONER

Katherine Stoner

Deputy General Counsel, Vice President and Secretary

cc: Rebecca Marquigny

Office of Insurance Products